Brian T. London

Associate

+1.215.963.5886

July 29, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 236, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 240, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to I Shares of the Penn Mutual AM 1847 Income Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Penn Mutual Asset Management, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. In light of the word “Income” in the Fund’s name, please consider revising the Fund’s investment objective to seek current income as a primary objective and total return consistent with the preservation of capital as a secondary objective.

Response. The Fund’s investment objective has been revised as follows:

The Penn Mutual AM 1847 Income Fund (the “Fund”) seeks current income and, secondarily, total return consistent with the preservation of capital.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

July 29, 2020

2.	Comment. Please clarify that the Adviser may only recoup fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment.

Response. The requested change has been made.

3.	Comment. Please confirm that the Fund does not expect to invest in sub-prime mortgage-related securities as part of its principal investment strategies or, alternatively, add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections.

Response. The Adviser confirms that it does not currently expect investments in sub-prime mortgage-related securities to be part of the Fund’s principal investment strategies.

4.	Comment. If the Adviser expects the Fund to invest in below-investment-grade commercial mortgage-backed securities, please confirm whether the securities will be considered illiquid and disclose any limitations on such investments.

Response. The liquidity of any below-investment-grade commercial mortgage-backed securities in which the Fund invests will be determined on a case-by-case basis. The Fund’s investments in any below-investment-grade commercial mortgage-backed securities that are determined to be illiquid will be subject to the Fund’s 15% limitation on illiquid investments that are assets as disclosed in the Fund’s Statement of Additional Information (the “SAI”).

5.	Comment. Please confirm that the Fund does not expect to invest in contingent convertible securities as part of its principal investment strategies or, alternatively, add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections.

Response. Although the Fund may invest in contingent convertible securities, the Adviser confirms that it does not currently expect investments in contingent convertible securities to be part of the Fund’s principal investment strategies.

6.	Comment. In the second sentence of the second paragraph of the “Principal Investment Strategies” section, please clarify, if accurate, that the Fund may invest in securities that are rated below investment grade (“high-yield” or “junk” bonds).

Response. The requested change has been made.

July 29, 2020

7.	Comment. In the “Principal Investment Strategies” section, please state if there are any restrictions on the maturity or duration of the Fund’s investments and/or if the Fund has a target maturity or duration.

Response. The following sentence has been added to the referenced section:

The Fund may invest in bonds with any maturity or duration.

8.	Comment. In the “Principal Investment Strategies” section, please explain in greater detail how the Fund’s portfolio allocations to common and preferred stocks are determined by the Adviser.

Response. The requested change has been made.

9.	Comment. In the “Principal Risks” section, please delete the penultimate sentence of the first paragraph.

Response.  The requested change has been made.

10.	Comment. Please consider adding “Investment Style Risk” to the “Principal Risks” section.

Response. The requested change has been made.

11.	Comment. Please consider adding “LIBOR Replacement Risk” disclosure to the “Principal Risks” section.

Response. The requested change has been made.

12.	Comment. Please include a discussion of the principal investment strategies disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A in the prospectus.

Response. General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the prospectus, information related to the Fund’s principal investment strategies has been included in response to Item 4(a) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9.

13.	Comment. Please confirm supplementally that the Fund is not expected to invest more than 15% of Fund’s net assets in collateralized debt obligations, collateralized loan obligations, and mortgage backed securities, and whether there are any limitations on such investments by investment type or in the aggregate.

July 29, 2020

Response. The Adviser confirms that it does not currently expect the Fund to invest more than 15% of Fund’s net assets in collateralized debt obligations, collateralized loan obligations, and mortgage backed securities. The Trust further notes that the Fund’s investments in any such securities that are determined to be illiquid will be subject to the Fund’s 15% limitation on illiquid investments that are assets as disclosed in the SAI.

14.	Comment. Please consider adding “Unrated Securities Risk” disclosure to the “More Information about Risks” section.

Response. The requested change has been made.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London